Exhibit 16.1

November 27, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated November 27, 2024, of Eagle Pharmaceuticals, Inc. (the “Company”) and are in agreement with the statements contained in in the first sentence of the first paragraph, the second paragraph, all but the third sentence of the third paragraph (regarding the Company’s intention on restating its financial statements), and the fourth through sixth paragraphs under Dismissal of Independent Registered Public Accounting Firm therein. We have no basis to agree or disagree with other statements of the Company contained therein.

/s/ Ernst & Young LLP